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                 August 24, 2022

       Matthew Geekie
       Senior Vice President
       GRAYBAR ELECTRIC CO INC
       34 North Meramec Avenue
       St. Louis, Missouri 63105

                                                        Re: GRAYBAR ELECTRIC CO
INC
                                                            Registration
Statement on Form S-1
                                                            Filed on August 18,
2022
                                                            File No. 333-266956

       Dear Mr. Geekie:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Erin Jaskot at 202-551-3442 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services